Exhibit 99.1

Aurora Cannabis Announces Fiscal Fourth Quarter 2020 Results

  Continued Adjusted EBITDA Improvement Due to Strong Gross Margins and Reduced SG&A
  Debt Levels and CapEx Spend Down Substantially in Q4 2020
  Provides Guidance for Q1 2021

NYSE | TSX: ACB

EDMONTON, AB, Sept. 22, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced its financial and operational results for the fourth quarter of fiscal 2020 ended June 30, 2020.

"As reported in our September 8, 2020 business update, our Q4 demonstrated progress in rationalization of SG&A and cash burn along with continued leadership in both Canadian and international medical. However, Aurora has slipped from its top position in Canadian consumer, a market that continues to support material growth and opportunity," stated Miguel Martin, recently appointed Chief Executive Officer of Aurora. "My focus is therefore to re-position the Canadian consumer business immediately. We look to expand beyond the value flower segment, leverage our capabilities in science and product innovation and put our effort on a finite number of emerging growth formats. This entails prioritizing our San Rafael, Aurora and Whistler premium brands in flower, pre-rolls and vapor, which will be shortly followed by strategic marketing and innovation efforts in concentrates and edibles."

"I accepted the CEO role because I see an opportunity to utilize my skill set in regulated CPG brand development. I am fortunate to have stepped into a Company built with a dedication to science and a compliance first approach. Through successful execution, I believe what we build in Canada will be very portable to other larger global cannabinoid markets. Having now spent four months at Aurora, I have seen the talent and industry knowledge that makes this Company innovative and agile. I want Aurora to be a leader in cannabinoids when the largest markets open up globally and my job is to make sure we can deliver on that plan."

Fourth Quarter 2020 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q4 2020 and Q3 2020 results and are in Canadian dollars. Certain key metrics in prior quarters have been restated to reflect accounting policy changes for inventory costing and the allocation of production staff salaries. See Change in Accounting Policy section below)

Q4 2020 total net revenue was $72.1 million, a 5% decrease from the prior quarter. Cannabis net revenue1 was $67.5 million in Q4 2020, a 3% decrease from the prior quarter. Adjusted gross margin, before FV adjustments, on cannabis net revenue1 was 50%, up from 43% in Q3.

Consumer cannabis:

  Consumer cannabis net revenue1 was $35.3 million, a decrease of 9% over the previous quarter. Total volume of dried consumer cannabis sold increased by 36%, but was offset by a 30% decrease in the average net selling price per gram of consumer cannabis1 as the Company's value segment brand, Daily Special, accounted for a greater percentage of consumer cannabis net revenue, at 62% of flower revenue compared to 35% in the prior quarter. Consumer cannabis extract net revenue decreased by $1.5 million as compared to the prior quarter driven primarily by a loss of market share for vaporizer products.
  Adjusted gross margin, before fair value adjustments on consumer cannabis net revenue1 was 35% in Q4 2020, versus the 29% in the prior quarter. Despite the pressure on average selling price ("ASP") in this segment, continued per-unit reductions in production costs supported a healthy average margin.

Medical cannabis:

  Medical cannabis net revenue1 was $32.2 million, a 4% increase from the prior quarter. The increase was primarily attributable to a sustainable and profitable Canadian medical business growing by 2% and strong traction in Europe growing by 14% quarter over quarter.
  Adjusted gross margin, before fair value adjustments of medical cannabis net revenue1 was 67% in Q4 2020, versus the 60% in the prior quarter. The medical cannabis segment continues to benefit from the Company's leading share of the Canadian and European medical markets, with strong average net selling price of medical cannabis1 and continued per unit production cost reductions.

Selling, General and Administrative ("SG&A") and Adjusted EBITDA:

  SG&A, including Research and Development ("R&D"), was $67.7 million in Q4 2020, down $11.2 million from the prior quarter as a result of the Company's Business Transformation Plan. Included in SG&A is $3.9 million of costs related to divested businesses, R&D termination costs and severance and benefit costs associated with the Business Transformation Plan. Excluding these impacts, Q4 SG&A was $63.8 million.
  Adjusted EBITDA1 in Q4 2020 was a loss of $34.6 million, an improvement of $15.8 million from the prior quarter Adjusted EBITDA loss of $50.4 million. Excluding severance costs, R&D termination costs and divested business results, Q4 Adjusted EBITDA was a loss of $30.7 million.

Additional Highlights:

  Production volume in Q4 2020 was 44,406 kilograms, a 23% increase from the prior quarter, contributing to a 27% decrease in cash cost to produce per gram of dried cannabis sold1 quarter over quarter.
  Capital Expenditures ("CapEx") were approximately $16.4 million in Q4 2020, a significant decline from the $73.7 million reported in Q3 2020, as the Company's business transformation continued to deliver concrete results. This includes additions to intangible assets and excludes the impact of capitalized borrowing costs and share based compensation.
  Aurora recorded a number of balance sheet adjustments in Q4 2020 to recognize market realities and position the Company for future performance. These adjustments include fixed asset impairment charges of $86.5 million due to production facility rationalization, and a charge of $135.1 million in the carrying value of certain inventory, predominantly trim, in order to align inventory on hand with near term expectations for demand. Of the $135.1 million inventory impairment, $105.5 million is recognized through cost of sales and $29.6 million is recognized through changes in fair value of inventory sold on the statements of comprehensive loss. Finally, the Company recognized a non-cash write-down of goodwill and intangible assets of $1.6 billion.

[1]	These terms are non-GAAP measures, see "Non-GAAP Measures" below.

Fiscal Q4 2020 Cash Use:

Significant Reduction in CapEx levels and Adjusted EBITDA Loss. Term Debt Paid Down Substantially.

Cash use in Q4 2020 was similar to the prior quarter, however the mix within the use showed significant positive progress. In Q4 2020, Aurora used $53.3 million cash to pay down term debt and lease obligations, and following further paydowns subsequent to the quarter end, term debt stands at $110.5 million as of September 21, 2020. Cash used for capital expenditures was $32.8 million, which includes invoices paid related for work done in Q3, and was $51.2 million lower than in Q3. Cash used in operations was $63.9 million, excluding the $105.5 million of non-cash inventory impairment in cost of sales (see "Additional Highlights" above).

Given the Company's continued strength in adjusted gross margins before fair value adjustments on cannabis net revenue and further reductions in SG&A expense and capital expenditures as described above, management expects cash use in fiscal Q1 2021 to further decrease.

The main components of cash source and use in Q4 2020 were as follows:

($ thousands)	Q4 2020	Q3 2020 (2)	First Half 2021 Expectations

Cash Flow
Cash, Opening	$230,208	$156,334

Cash used in operations	($63,912)	($54,763)	Positive Adjusted EBITDA targeted for Q2 2021, and inventory build expected to reduce over next 2 – 3 quarters
Capital expenditures	($32,768)	($83,938)	Less than $10 million quarterly average for currently planned 2021 projects
Debt and interest payments	($53,287)	($15,887)	Term debt declining / Convertible debt payments only at six month points (Q1, 2021, Q3 2021, etc)
Cash use	($149,967)	($154,588)

Proceeds raised through debt	$-	$22,000
Proceeds raised from sale of marketable securities and investments in associates	$33,673	$-
Proceeds raised through equity issuance	$48,265	$206,462	Access to capital in an uncertain environment is paramount but cost control and healthy net revenue growth are primary levers. Equity capital to be available as backstop or for near-term positive NPV investments.
Cash raised	$81,938	$228,462

Cash, Ending	$162,179	$230,208

(1)	Refer to "Consolidated Statement of Cash Flows" prepared in accordance with IAS 7 – Statement of Cash Flows below.

(2)	April 1, 2020, the Company changed its accounting policy for inventory costing relating to by-products, and the allocation of production management staff salaries, previously charged to G&A, and now charged to inventory and cost of sales. Management applied the change in accounting policy retrospectively. Previously reported metrics have been restated to reflect adjustments made as a result of these changes in accounting policy.

Q4 2020 Key Financial and Operational Metrics

($ thousands, except Operational Results)	Q4 2020	Q3 2020 (1)	$ Change	% Change
Financial Results
Total net revenue (2)	$72,114	$75,520	($3,406)	(5)%
Cannabis net revenue (2)(3a)	$67,492	$69,637	($2,145)	(3)%
Medical cannabis net revenue (3a)	$32,226	$31,086	$1,140	4%
Consumer cannabis net revenue (3a)	$35,266	$38,551	($3,285)	(9)%
Adjusted gross margin before FV adjustments on cannabis net revenue (3b)	50%	43%	N/A	7%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (3b)	67%	60%	N/A	7%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (3b)	35%	29%	N/A	6%
SG&A expense (4)	$60,088	$73,289	($13,201)	(18)%
R&D expense	$7,646	$5,601	$2,045	37%
Adjusted EBITDA (3c)(7)	($34,606)	($50,427)	$15,821	31%

Balance Sheet
Working capital	$147,933	$429,293	($281,360)	(66)%
Cannabis inventory and biological assets (5)	$139,198	$225,966	($86,768)	(38)%
Total assets	$2,783,695	$4,699,137	($1,915,442)	(41)%

Operational Results – Cannabis
Cash cost to produce per gram of dried cannabis sold (3d)	$0.89	$1.22	($0.33)	(27)%
Average net selling price of dried cannabis (3)	$3.60	$4.64	($1.04)	(22)%
Kilograms produced	44,406	36,207	8,199	23%
Kilograms sold (6)	16,748	12,729	4,019	32%

(1)	Certain previously reported amounts have been restated to exclude the results related to discontinued operations and change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. For further detail, refer to "Change in Accounting Policies" section below.
(2)	Includes the impact of actual and expected product returns and price adjustments (three and twelve months ended June 30, 2020 - $1.9 million and $15.3 million; three and twelve months ended June 30, 2019 - nil and nil).
(3)	These terms are defined in the "Non-GAAP Measures" below. Refer to the following sections for reconciliation of the non-GAAP measures to the IFRS equivalent measure
a. Refer to the "Net Revenue" section for a reconciliation to the IFRS equivalent.
b. Refer to the "AdjustedGross Margin" section for reconciliation to the IFRS equivalent.
c. Refer to the "Adjusted EBITDA" section for reconciliation to the IFRS equivalent.
d. Refer to the "Cash Cost to Produce Dried Cannabis Sold" section for reconciliation to the IFRS equivalent.
(4)	Includes costs from divested businesses and severance and benefit costs associated with our business transformation plan of $2.1 million and $1.0 million, respectively (Q3 2020 - $1.0 million and $5.0 million, respectively).
(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(6)	The kilograms sold is offset by the grams returned.
(7)

Included in Q4 2020, are $3.1 million SG&A costs relating to divested businesses and severance and benefit costs associated with our business transformation plan, and $0.8 million R&D termination costs. Excluding these expenses, Adjusted EBITDA loss would have been $30.7 million.

Events Subsequent to Quarter End

  Miguel Martin was appointed Chief Executive Officer, effective September 8, 2020. With deep, diverse experience in consumer packaged goods, highly regulated industries and the U.S. cannabinoid industry, Miguel is well-positioned to execute the next phase of Aurora's business transformation, with a focus on commercial strategy. Michael Singer, who served as Interim CEO beginning February 2020, stepped down from his temporary role and remains Executive Chairman.
  In a press release on September 8, 2020, Aurora provided a business update, including the following announcements:
    The Company is now operating at its quarterly SG&A run-rate in the low $40 million range, and expects operational cost reductions from facility closures up to $10 million per quarter starting in the second half of fiscal 2021. With a tailwind of growth in the Canadian recreational market, the Company is better positioned for its next phase focused on profitability.
    Aurora and the UFC have agreed to mutually terminate their partnership. For the Company, this decision reflects the evolution of the realities of the cannabis market and a focus on near term profit pools. In connection with this decision, the Company expects to make a one-time payment of US$30 million to terminate the contract in Q1 2021, which is expected to avoid more than $150 million in fees, research costs, and marketing activation expenses over the next five years.
    Aurora reached an agreement with its syndicate of banks regarding amendments to its secured credit agreement. These amendments have provided additional flexibility during the Company's Business Transformation Plan.
    Effective immediately, Dr. Jason Dyck has elected to step down from the Board of Directors in order to pursue other opportunities.

Subsequent to June 30, 2020, the Company raised US$36.6 million gross proceeds under its ATM program, with approximately US$183 million of remaining available room under the ATM and approximately US$60.0 million of remaining available room under the Shelf Prospectus for future financings or issuances of securities.

Guidance

Following the divestiture of non-core subsidiaries during fiscal 2020, net revenue in Q1 2021 is expected to be comprised exclusively of cannabis net revenue. Cannabis net revenue is expected to be between $60 million and $64 million, compared to $67.5 million in Q4 2020. The Company expects adjusted gross margin before fair value adjustments on cannabis net revenue to be within a range of 46%-50% and SG&A costs (including R&D) in the low $40 million range.

As a reminder, the Company expects to achieve positive Adjusted EBITDA in Q2 2021.

Conference Call

Aurora will host a conference call today, September 22, 2020, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 5:00 p.m. Eastern time. A question and answer session will follow management's presentation.

DATE:	Tuesday, September 22, 2020
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=141462
REPLAY:	(844) 512-2921 or (412) 317-6671 Available until 11:59 p.m. Eastern Time Tuesday, October 6, 2020
PIN NUMBER:	13710020

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes certain statements which may constitute "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities law requirements (collectively, "forward-looking statements" or "FLS"). These forward-looking statements are made as of the date of this press release and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "intends" and "estimates". By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this press release include, but are not limited to the following:

  pro forma measures including revenue, adjusted gross margin before fair value adjustments, and expected SG&A run-rates, and grams produced;
  the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
  strategic investments and capital expenditures, and related benefits;
  future strategic plans;
  growth in the global consumer use cannabis market;
  expectations regarding production capacity, costs and yields;
  product sales expectations and corresponding forecasted increases in net revenue; and
  the impact of the COVID-19 pandemic on the Company's business, operations, capital resources and/or financial results.

The above and other aspects of the Company's anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  The Company disclaims any duty to update any of the forward-looking statements after the date of this Annual Information form except as otherwise required by applicable law.

Non-GAAP Measures

The Company uses certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

  Cash cost to produce dried cannabis sold is calculated by taking the cost of sales, excluding the effect of changes in the FV of biological assets and inventory, and deducting non-cash production costs, cannabis extract conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, cost of sales from non-cannabis producing subsidiaries, inventory impairments, and packaging costs (i.e. post-production costs). Cash cost to produce per gram of dried cannabis sold is calculated by taking cash cost to produce dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of our production of cannabis.
  Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes and net revenue from patient counseling services, design, engineering and construction services, sale of hemp products, and analytical testing services. Cannabis net revenue is further broken down as follows:
    Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
    Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

  Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
    Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
    Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.

  Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis auxiliary support functions; and removing (iii) depreciation in cost of sales; and (iv) cannabis inventory impairment. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
    Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated in the medical market only.
    Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents adjusted gross profit and gross margin before FV adjustments on sales generated in the consumer market only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

  Adjusted EBITDA is calculated as net (loss) income excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of intangibles, goodwill, inventory, property, plant and equipment and other assets. Adjusted EBITDA is intended to provide a proxy for the Company's operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Consolidated Statements of Financial Position
(Amounts reflected in thousands of Canadian dollars, unaudited)

		Restated (1)
	June 30, 2020	June 30, 2019
	$	$
Assets
Current
Cash and cash equivalents	162,179	172,727
Restricted cash	—	46,066
Accounts receivable	54,110	103,493
Income taxes receivable	—	8,833
Marketable securities	7,066	143,248
Derivatives	11,791	—
Biological assets	35,435	50,567
Inventory	121,827	111,321
Prepaids and other current assets	22,137	24,323
Assets held for sale	6,194	—
	420,739	660,578

Property, plant and equipment	946,380	765,567
Derivatives	41,791	86,409
Deposits	12,329	6,926
Loan receivable	3,643	—
Investments in associates and joint ventures	18,114	118,845
Intangible assets	412,267	688,366
Goodwill	928,432	3,172,550
Total assets	2,783,695	5,499,241

Liabilities
Current
Accounts payable and accrued liabilities	95,574	152,884
Deferred revenue	3,505	749
Convertible debentures	32,110	235,909
Loans and borrowings	120,508	13,758
Contingent consideration payable	19,604	28,137
Deferred gain on derivatives	20	728
Provisions	1,485	4,200
	272,806	436,365

Convertible debentures	294,928	267,672
Loans and borrowings	83,701	127,486
Derivative liability	1,827	177,395
Other long-term liability	37	11,979
Deferred tax liability	3,946	90,970
Total liabilities	657,245	1,111,867

Shareholders' equity
Share capital	5,785,395	4,673,118
Reserves	145,395	139,327
Accumulated other comprehensive loss	(187,197)	(143,170)
Deficit	(3,592,787)	(286,311)
Total equity attributable to Aurora shareholders	2,150,806	4,382,964
Non-controlling interests	(24,356)	4,410
Total equity	2,126,450	4,387,374
Total liabilities and equity	2,783,695	5,499,241

(1)	Effective April 1, 2020, the Company changed its accounting policy for inventory costing relating to by-products, and the allocation of production management staff salaries, previously charged to G&A, and now charged to inventory and cost of sales. Management applied the change in accounting policy retrospectively. Previously reported metrics have been restated to reflect adjustments made as a result of these changes in accounting policy.

Consolidated Statements of Profit and Loss
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts, unaudited)

	Years ended June 30,

		Restated (1)
	2020	2019
	$	$
Revenue from sale of goods	323,201	271,105
Revenue from provision of services	5,002	7,589
Excise taxes	(49,297)	(33,158)
Net revenue	278,906	245,536
Cost of sales	277,234	123,778
Gross profit before fair value adjustments	1,672	121,758

Changes in fair value of inventory sold	91,825	71,821
Unrealized gain on changes in fair value of biological assets	(56,614)	(92,503)

Gross (loss) profit	(33,539)	142,440

Expense
General and administration	205,276	159,069
Sales and marketing	91,271	99,272
Acquisition costs	6,493	17,217
Research and development	26,070	14,778
Depreciation and amortization	68,414	63,343
Share-based compensation	59,899	107,039
	457,423	460,718

Loss from operations	(490,962)	(318,278)

Other (expense) income
Interest and other income	4,990	3,679
Finance and other costs	(77,538)	(39,409)
Foreign exchange ("FX") loss	(12,779)	(5,147)
Other (losses) gains	(28,643)	110,797
Restructuring charges	(1,947)	—
Impairment of property, plant and equipment	(157,838)	—
Impairment of investment in associates	(75,035)	(73,289)
Impairment of intangible assets and goodwill	(2,544,144)	(9,002)
	(2,892,934)	(12,371)

Loss from operations before taxes and discontinued operations	(3,383,896)	(330,649)

Income tax recovery
Current	5,100	6,000
Deferred, net	78,303	23,909
	83,403	29,909

Net loss from continuing operations	(3,300,493)	(300,740)
Net (loss) income from discontinued operations, net of tax	(9,844)	144
Net loss	(3,310,337)	(300,596)

Net loss per share - basic and diluted
Continuing operations	($33.84)	($3.66)
Discontinued operations	($0.10)	$0.00
Total operations	($33.94)	($3.66)

(1)	Effective April 1, 2020, the Company changed its accounting policy for inventory costing relating to by-products, and the allocation of production management staff salaries, previously charged to G&A, and now charged to inventory and cost of sales. Management applied the change in accounting policy retrospectively. Previously reported metrics have been restated to reflect adjustments made as a result of these changes in accounting policy.

Consolidated Statements of Cash Flows
(Amounts reflected in thousands of Canadian dollars, unaudited)

	Year ended June 30,
		Restated (1)
	2020	2019
	$	$
Operating activities
Net loss from continuing operations	(3,300,493)	(300,740)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(56,614)	(92,503)
Changes in fair value included in inventory sold	91,825	71,821
Depreciation of property, plant and equipment	74,314	45,362
Amortization of intangible assets	40,577	42,893
Share-based compensation	59,899	107,039
Non-cash acquisition costs	—	4,243
Impairment of property, plant and equipment	157,838	—
Impairment of investment in associate	75,035	73,289
Impairment of intangible assets and goodwill	2,544,144	9,002
Accrued interest and accretion expense	18,591	22,798
Interest and other income	(4,835)	(265)
Deferred tax expense (recovery)	(78,303)	(23,909)
Other (losses) gains, net	28,643	(109,464)
Foreign exchange loss	12,779	(3,814)
Changes in non-cash working capital	7,643	(37,285)
Net cash used in operating activities from discontinued operations	(8,995)	(712)
Net cash used in operating activities	(337,952)	(192,245)

Investing activities
Marketable securities and derivative investments	(2,000)	(50,584)
Proceeds from disposal of marketable securities and derivatives	90,843	46,975
Purchase of property, plant and equipment, and intangible assets	(355,006)	(414,190)
Disposal of property, plant and equipment	3,739	—
Acquisition of businesses, net of cash acquired	280	114,213
Payment of contingent consideration	(1,993)	(4,112)
Loan receivable	(3,643)	—
Dividends received	—	828
Deposits	(17,744)	(5,452)
Proceeds from disposal of investment in associates	27,600	134
Net cash used in investing activities from discontinued operations	8,441	(109)
Net cash used in investing activities	(249,483)	(312,297)

Financing activities
Proceeds from long-term loans	86,394	605,104
Repayment of long-term loans	(115,130)	(21,126)
Repayment of short-term loans	—	(238)
Repayment of convertible debenture	(2,306)	—
Payments of principal portion of lease liabilities	(7,788)	—
Proceeds from lease inducements	1,746	—
Restricted cash	46,066	(32,668)
Financing fees	(1,789)	(18,709)
Shares issued for cash, net of share issue costs	575,506	59,331
Capital contribution from non-controlling interest	—	5,854
Net cash used in financing activities from discontinued operations	(137)	—
Net cash provided by financing activities	582,562	597,548
Effect of foreign exchange on cash and cash equivalents	(5,675)	2,936
Increase (decrease) in cash and cash equivalents	(10,548)	95,942
Cash and cash equivalents, beginning of year	172,727	76,785
Cash and cash equivalents, end of year	162,179	172,727

(1)	Effective April 1, 2020, the Company changed its accounting policy for inventory costing relating to by-products, and the allocation of production management staff salaries, previously charged to G&A, and now charged to inventory and cost of sales. Management applied the change in accounting policy retrospectively. Previously reported metrics have been restated to reflect adjustments made as a result of these changes in accounting policy.

Change in Accounting Policy

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. The process of growing and harvesting dried cannabis produces trim, which is now considered to be a by-product. Inventories of harvested cannabis, which now excludes trim, are transferred from biological assets to inventory at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Historically, the Company pro-rated this deemed cost of inventory based on the total grams harvested. The Company now measures by-products at their net realizable value at point of harvest and deducts this value from the total deemed cost to derive a net cost for the main product. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general administrative expense, and now charged to inventory and cost of sales. The Company now allocates and capitalizes a portion of these salaries to inventory as opposed to expensing them directly in sales and marketing, and general and administrative expenses. The Company believes that the revised policies and presentation provides more accurate and relevant financial information to users of the consolidated financial statements. See Note 9 for the Company's revised accounting policy on inventory costing.

Management has applied the change in accounting policy retrospectively. The consolidated financial statements for the year ended June 30, 2019 have been restated to reflect adjustments made as a result of this change in accounting policy. The following is a summary of the impacts to the statement of financial position, the statement of comprehensive loss, and the statement of cash flows for the year ended June 30, 2019:

Unaudited	June 30, 2019 As previously reported	Inventory Adjustments	Discontinued Operations	June 30, 2019 Restated
Consolidated Statement of Financial Position
Biological assets	51,836	(1,269)	—	50,567
Inventory	113,641	(2,320)	—	111,321
Deferred tax liability	91,886	(916)	—	90,970
Deficit	(283,639)	(2,672)	—	(286,311)

Unaudited	Year ended June 30, 2019 As previously reported	Inventory Adjustments	Discontinued Operations	Year ended June 30, 2019 Restated
Consolidated Statement of Comprehensive Loss
Cost of sales	112,526	11,252	—	123,778
Gross profit before fair value adjustments	135,413	(11,252)	(2,403)	121,758

Changes in fair value of inventory sold	72,129	(308)	—	71,821
Unrealized gain on changes in fair value of biological assets	(96,531)	4,028	—	(92,503)
Gross profit	159,815	(14,972)	(2,403)	142,440

General and administration	172,365	(11,384)	(1,912)	159,069

Deferred tax (recovery) expense	(23,257)	(916)	264	(23,909)

Net loss from continuing operations	(297,924)	(2,672)	(144)	(300,740)
Net loss attributable to Aurora shareholders	(290,837)	(2,672)	—	(293,509)
Loss per share (basic and diluted)	(3.63)	(0.03)	n/a	(3.66)

Unaudited	Year ended June 30, 2019 As previously reported	Inventory Adjustments	Discontinued Operations	Year ended June 30, 2019 Restated
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(96,531)	4,028	—	(92,503)
Changes in fair value of inventory sold	72,129	(308)	—	71,821
Deferred tax expense (recovery)	(23,257)	(916)	264	(23,909)
Changes in non-cash working capital	(37,952)	(211)	878	(37,285)
Net cash used in operating activities	(192,245)	—	—	(192,245)

Reconciliation of Non-GAAP Measures

Net Revenue

	Three months ended
	June 30, 2020	March 31, 2020
Medical cannabis net revenue	32,226	31,086
Consumer cannabis net revenue	35,266	38,551
Total cannabis net revenue	67,492	69,637
Ancillary net revenue	4,622	5,883
Total net revenue	72,114	75,520

Adjusted Gross Margin

	Medical Cannabis	Consumer Cannabis	Ancillary	Total
Three months ended June 30, 2020
Net revenue	32,226	35,266	4,622	72,114
Cost of sales	(32,118)	(100,266)	(19,585)	(151,969)
Gross margin before FV adjustments	108	(65,000)	(14,963)	(79,855)
Depreciation in cost of sales	3,073	4,703	-	7,776
Inventory impairment in cost of sales	18,260	72,749	14,479	105,488
Adjusted gross profit	21,441	12,452	(484)	33,409
Adjusted gross margin	67%	35%	(10)%	46%

Three months ended March 31, 2020
Net revenue	31,086	38,551	5,883	75,520
Cost of sales	(15,422)	(32,115)	(4,975)	(52,512)
Gross margin before FV adjustments	15,664	6,436	908	23,008
Depreciation in cost of sales	2,887	4,703	-	7,590
Adjusted gross profit	18,551	11,139	908	30,598
Adjusted gross margin	60%	29%	15%	41%

(1)	Effective April 1, 2020, the Company changed its accounting policy for inventory costing relating to by-products, and the allocation of production management staff salaries, previously charged to G&A, and now charged to inventory and cost of sales. Management applied the change in accounting policy retrospectively. Previously reported metrics have been restated to reflect adjustments made as a result of these changes in accounting policy.
(2)	Previously reported amounts have been restated to exclude results related to discontinued operations.

Adjusted EBITDA

	Three months ended
	June 30, 2020	March 31, 2020
Net loss from continuing operations	(1,860,027)	(136,132)
Finance costs	29,120	6,662
Interest income	376	(2,195)
Income tax (expense) recovery	(67,581)	(11,769)
Depreciation and amortization	22,565	22,263
EBITDA	(1,875,547)	(121,171)
Changes in fair value of inventory sold	43,153	14,144
Unrealized gain on changes in fair value of biological assets	(11,879)	(10,904)
Share-based compensation	5,975	9,204
Acquisition costs	2,170	1,300
Foreign exchange (gain) loss	(3,613)	11,684
Share of loss from investment in associates	2,601	4,611
Gain on loss of control of subsidiary	—	(500)
(Gain) loss on financial instruments	(3,265)	(6,416)
Gain on deemed disposal of significant influence investment	(11,955)	—
Restructuring charges	1,947	—
Impairment of inventory, investment in associates, property, plant
and equipment, intangibles, and goodwill	1,815,807	47,621
Adjusted EBITDA	(34,606)	(50,427)

(1)	Effective April 1, 2020, the Company changed its accounting policy for inventory costing relating to by-products, and the allocation of production management staff salaries, previously charged to G&A, and now charged to inventory and cost of sales. Management applied the change in accounting policy retrospectively. Previously reported metrics have been restated to reflect adjustments made as a result of these changes in accounting policy.
(2)	Previously reported amounts have been restated to exclude results related to discontinued operations.

Cash Cost to Produce Dried Cannabis Sold

($ thousands)	Three months ended
	June 30, 2020	March 31, 2020
Total consolidated cost of sales	151,969	52,512
Adjustments:
Non-cannabis segment and non-cannabis cost of sales	(19,585)	(5,759)
Cannabis inventory impairment	(91,009)	—
Cash cost of sales for cannabis extracts	(10,647)	(13,471)
Cost of cannabis purchased from other licensed producers	(97)	(434)
Depreciation	(7,776)	(7,590)
Packaging costs	(7,717)	(9,064)
Cash cost to produce dried cannabis sold	15,138	16,194
Kilogram equivalents of cannabis sold produced by Aurora	16,960	13,239
Cash cost to produce per gram of dried cannabis sold	$0.89	$1.22

(1)	Effective April 1, 2020, the Company changed its accounting policy for inventory costing relating to by-products, and the allocation of production management staff salaries, previously charged to G&A, and now charged to inventory and cost of sales. Management applied the change in accounting policy retrospectively. Previously reported metrics have been restated to reflect adjustments made as a result of these changes in accounting policy.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:05e 22-SEP-20